UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 26, 2018 Husky Energy Inc. issued a press release advising it was continuing to respond to a fire at its Superior Refinery located in Superior, Wisconsin. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
Date: April 26, 2018		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

UPDATE 2: Husky Continues to Respond to Incident at Superior Refinery

Husky Energy and local emergency authorities continue to respond to an ongoing incident at the Superior Refinery in Superior, Wisconsin.

Husky’s first priority remains the safety of its people, the community and emergency responders.

“Safety is our top priority and we are working closely with the fire department and public officials to ensure the safety of responders and the community,” said CEO Rob Peabody. “Our thoughts are with those injured in the incident and their families.”

All workers have been accounted for, and no fatalities have been reported. Several people were injured and taken to hospital.

Ongoing updates are available from Douglas County Emergency Management and an information line has been set up at 715-395-1231.

Residents needing assistance, such as accommodation, food or transportation, or help dealing with other evacuation issues or concerns can call Husky’s Superior assistance line at 1-800-686-3192.

“The Superior community has shown incredible support to evacuees and emergency responders. We sincerely appreciate and thank the many businesses, community groups and agencies who have stepped forward to assist,” Peabody said.

Husky continues to work with emergency response and regulatory authorities to manage the incident and monitor the impact to the environment.

Further information will be provided as it becomes available.

Media Inquiries:

Mel Duvall, Manager, Media & Issues

403-513-7602